(00142.HK) overseas regulatory announce

06014873

RECEIVED

2006 JUL -5 P 2:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC. REG. NO. 135748

METRO PACIFIC CORPORATION

10/F MGO Building
Legazpi corner De La Rosa Streets
Legaspi Village, Makati City

Tel. No. (632) 888-08888

SUPPL

Company's Fiscal Year Ending : DECEMBER 31

Form Type - **SEC FORM 17-C**
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE (SRC)
AND SRC RULE 17.1 THEREUNDER

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

NO ACTIVE SECONDARY LICENSE TYPE

15 June 2006

dw 7/5

11. Indicate the item numbers reported herein:

Item 4 – Election of Directors and Officers

a. At the annual meeting of the stockholders of the Corporation held on June 15, 2006, following were elected as directors of the Corporation for the ensuing fiscal year:

Manuel V. Pangilinan
Jose Ma. K. Lim
Edward A. Tortorici
Alfred Xerez-Burgos, Jr.
Edward S. Go – Independent Director
Enrique P. Esteban – Independent Director
Augusto P. Palisoc, Jr.
Amado R. Santiago III
Sulficio O. Tagud, Jr.
Gemma M. Santos
Antonio A. Picazo

b. At the organizational meeting which followed the aforementioned annual meeting of stockholders, the following were elected as officers of the Corporation for the ensuing fiscal year:

Manuel V. Pangilinan – Chairman
Jose Ma. K. Lim – President
Randolph T. Estrellado – Treasurer and Chief Financial Officer
Antonio A. Picazo - Corporate Secretary
Gemma M. Santos - Assistant Corporate Secretary

Attached hereto is the related press release on the appointment of Mr. Estrellado.

Item 6 – Changes in Securities –

At the annual meeting of the stockholders of the Corporation held on June 15, 2006, stockholders representing more than two-thirds of the entire outstanding capital stock of the Corporation approved the decrease in the authorized capital stock of the Corporation from Thirty Billion Pesos (P30,000,000,000), divided into Twenty Nine Billion (29,000,000,000) common shares, Nine Hundred Ninety Seven Million Five Hundred Thousand (997,500,000) Series "1" preferred shares and Two Million Five Hundred Thousand (2,500,000) Series "2" preferred shares, all with par value of One Peso (P1.00) each, to One Billion Five Hundred Million Pesos (P1,500,000,000), divided into One Billion Four Hundred Fifty Million (1,450,000,000) common shares, Forty Nine Million Eight Hundred Seventy Five Thousand (49,875,000) Series "1" preferred shares and One Hundred Twenty Five Thousand (125,000) Series "2" preferred shares, all with par value of One Peso (P1.00) each.

As a result of this decrease in the authorized capital stock of the Corporation, the issued and outstanding common shares of stock of the Corporation shall correspondingly decrease from 19,053,473,157 to approximately 952,673,657 common shares. Thus, the decrease in the authorized and issued shares of Corporation will be effected through the consolidation of every 20 shares into 1 share.

The common shares of the Corporation following the capital decrease shall have the same rights and privileges as the common shares of the Corporation currently outstanding. Except for the decrease in the number of shares held by each of the existing shareholders, each shareholder shall enjoy the same rights and privileges in respect of the modified common shares.

METRO
PACIFIC

thinking ahead

FOR IMMEDIATE RELEASE
15TH JUNE 2006

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

The Board of Directors of Metro Pacific Corporation ("Metro Pacific") (PSE: MPC) today announced the appointment of Mr. Randolph T. Estrellado as its Chief Financial Officer. Mr. Estrellado will oversee all aspects of Metro Pacific's finances. Mr. Estrellado's appointment is expected to strengthen the Metro Pacific management team as the Company prepares for a new period of growth and investments.

Prior to joining Metro Pacific, Mr. Estrellado was Vice President and CFO for ABS-CBN Broadcasting Corporation. While at ABS-CBN, Mr. Estrellado managed all aspects of the network's financial operations, including financial planning, controllership, treasury, budget and investor relations. Mr. Estrellado had served in various positions of senior responsibility with the Lopez Group of Companies since 1996. He had formerly also served in financial positions at Phinma and P.T. Dwi Satrya Utama in Indonesia.

Mr. Estrellado has a Master's Degree in Business Administration from Harvard University and a Bachelor of Science in Business Management, Honors Program cum laude, from the Ateneo de Manila University.

For details, please contact:

David C. Nugent
Vice President, Media & Corporate Communications
Metro Pacific Corporation
+632.888.0888
+632.888.0829
+63.918.921.2797